FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the months of March, 2009

MIGENIX Inc.

(Translation of registrant’s name into English)

102-2389 Health Sciences Mall

Vancouver, B.C., Canada V6T 1Z3

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 Exhibits

99.1            News Release dated March 16, 2009
99.2            News Release dated March 17, 2009
99.3            Financial Statements
99.4            Management's Discussion & Analysis

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ Arthur Ayres

(Signature)

Arthur Ayres, Chief Financial Officer

Date: March 19, 2009